Exhibit 99.1

7 December 2012

Suntech Announces Preliminary Financial Results for the Third Quarter of 2012

Announces Planned Restatement of Prior Years’ Financial Statements

San Francisco and Wuxi, China, December 7, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s largest producers of solar panels, today announced preliminary financial results for the third quarter ended September 30, 2012.

Preliminary results indicate that Suntech’s shipments of photovoltaic (PV) products for the third quarter of 2012 declined by approximately 10% from the second quarter of 2012. Revenues in the third quarter of 2012 were approximately $387 million, a sequential decline of 18%. Approximately 88% of revenues were generated from the sale of PV modules, and 12% of revenues were generated from the sale of PV systems, cells, silicon wafers and production equipment. Gross margin in the third quarter of 2012 was approximately 5%. Gross margin benefited from the reversal of a prior provision for anti-dumping tariffs and countervailing duties in the United States of $18 million, which was partially offset by a $13 million provision for purchase commitments related to long-term supply agreements. In the third quarter of 2012, Suntech’s operating expenses were approximately $98 million. Operating expenses were impacted by $6 million of legal fees related to GSF and other legal matters; $8 million in restructuring fees associated with the reduction of PV cell production capacity and headcount; and a $6 million impairment of intangible assets.

“In the third quarter, subsidy adjustments led to slower demand in European markets, however, quarterly shipments grew to Suntech customers in China, Japan and Thailand,” said David King, Suntech’s CEO. “With the soft demand environment expected to persist into early 2013, we have taken decisive steps to right-size production capacity and streamline operations, which will reduce production cost and operating expenses over time. We are also working with our banking partners and bondholders to ensure we have a capital structure that will enable Suntech to be successful in the current challenging industry environment. We are confident that these initiatives will strengthen our business and enable us to improve profitability as the market recovers.”

Suntech expects shipments of PV products in the fourth quarter of 2012 to decline by a low single digit percentage compared to the third quarter of 2012. The gross margin in the fourth quarter of 2012 is expected to be slightly negative. Suntech now expects 2012 annual PV shipments to be in the range of 1.7GW to 1.8GW, compared to previous guidance of 1.8GW to 2.0GW.

The estimates presented in this press release are preliminary, unaudited and subject to further adjustments. The actual results could turn out to be higher or lower.

GSF Operations Update

Suntech announced that 110.5MW of the 141.7MW solar plants owned by Global Solar Fund, S.C.A., Sicar (“GSF”) operating companies have been accepted into the Italian feed-in-tariff (“FiT”) program, an increase from 74MW that had been accepted into the FiT program as of 14 August, 2012. GSF continues its efforts to have the remaining PV plants accepted into the FiT program, which will increase the revenue generated by the PV plants.

Suntech also announced that the Public Prosecutor of Brindisi, Italy has brought charges against certain officers of GSF subsidiaries alleging that they have failed to comply with the necessary permitting process and building regulations for 12.7MW of PV plants in Italy. Investigations into a further 7.9MW of GSF-owned PV plants are also pending, but have not yet resulted in any charges being brought. Suntech has been advised that the GSF officers are vigorously contesting the charges and believe that the plants at issue are in compliance with Italian law. The Company is not the subject of, or otherwise involved in, these proceedings.

In addition, an internationally accredited accounting firm will be undertaking an audit of GSF’s prior and current financial statements. GSF management currently expects that this audit will be completed in early 2013.

Planned Restatement of Prior Years’ Financial Statements

In July 2012, Suntech announced that it was conducting an investigation into a security interest it received from GSF Capital in connection with financing of Italian solar facilities related to its investment in GSF. Suntech has recently come to the conclusion that the security interest does not exist and that it has been the victim of a fraud by others. As a result, with respect to the guarantee that Suntech provided to lenders to a GSF project company in 2010, the Company is required to record a guarantee obligation in the range of $60 million to $80 million, which is an increase from the prior guarantee obligation of $3 million. The Company expects that this will result in a corresponding reduction in net income of $60 million to $80 million for the year ended December 31, 2010. The impact to net income for the years ended December 31, 2011 and December 31, 2012 is expected to be immaterial.

Accordingly, Suntech’s Audit Committee of the Board of Directors and the management team have concluded that Suntech’s interim condensed financial information for 2010, 2011 and first quarter 2012, and its annual consolidated financial statements for 2010 and 2011 together with the accompanying reports of Suntech’s independent registered accounting firm for 2010 and 2011 should not be relied upon by investors. The Company intends to file its restated consolidated financial statements once the assessment of the guarantee obligation and GSF’s financial audit are completed. Suntech currently expects that this will be in early 2013 and will continue to inform investors of any material developments in a timely manner. The Company cannot assure you that the ongoing assessment of the guarantee obligations and the results of GSF’s financial audit will not result in additional changes to the Company’s prior financial statements that will need to be reflected in its restated consolidated financial statements.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about our people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “plans to”, “expects to,” “anticipates,” “future,” “intends to,” “optimistic,” “plans,” “believes,” “considers” and similar statements and includes Suntech’s preliminary results for the third quarter of 2012; its projections for the fourth quarter and of 1.7GW-1.8GW of shipments for the full year 2012; its ability to reduce production costs and operating expenses over time through right-sizing production capacity and streamlining operations; its ability to strengthen its business, improve profitability, and improve its capital structure; future market demand; the timing of when solar plants owned by GSF operating companies that have not yet been accepted into the Italian FiT program will be accepted into the FiT program; the timing for completing the audit of GSF and the restatement of Suntech’s financial statements; and the expected results of the restatement. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward- looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Rory Macpherson

Investor Relations Director

rory@suntech-power.com

Ph: +86 21 2416 3888